

07001102

SEC... ...MISSION
Washington, D.C. 20549




SEC RECEIVED PROCESSING
FEB 2 8 2007
WASH., D.C. 210 SECTION


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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-045478 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Northstar Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 East Putnam Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron 914-632-8400 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

I, Steven A. O'Connell, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2006 and supplemental schedules pertaining to The Northstar Group, Inc. as of December 31, 2006 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Signature ______ Date 2/22/07

Title Managing Director

Subscribed and Sworn to before me
on this 22 day of February, 2007.

GRANT R DAVIDSON
*NOTARY PUBLIC*
MY COMMISSION EXPIRES JUNE 30, 2009

Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 22 day of February 2007

Notary Public


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
210
SECTION

**THE NORTHSTAR GROUP, INC.**

**(S.E.C. NO. 8 -045478)**

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE**

*******

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**THE NORTHSTAR GROUP, INC.**

**TABLE OF CONTENTS**


| | **Page** |
|---|---|
| Independent Auditor's Report | 1 |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3 - 4 |
| Supplemental Report on Internal Control Structure | 5 - 6 |


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

5 Passaic Avenue
te 200
rfield, NJ 07004
3/808-8801
x 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
The Northstar Group, Inc.
Greenwich, CT

We have audited the accompanying statement of financial condition of The Northstar Group, Inc. as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Northstar Group, Inc. at December 31, 2006 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
February 21, 2007

# THE NORTHSTAR GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 157,200 |
| Receivable from clearing broker | | 365,392 |
| Other assets | | 23,354 |
| Total Assets | $ | 545,946 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accrued expenses and other liabilities | $ | 8,705 |
| Liabilities subordinated to claims of general creditors | | 205,945 |
| Total Liabilities | | 214,650 |
| **Commitments and Contingencies** | | |
| **Stockholders' Equity** | | 331,296 |
| Total Liabilities and Stockholders' Equity | $ | 545,946 |

See independent auditor's report and the accompanying notes to the statement of financial condition.

**THE NORTHSTAR GROUP, INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

## Note A – Organization and Significant Accounting Policies

Nature of Business

The Northstar Group, Inc., (the "Company"), is a securities broker-dealer which principally serves institutional investors.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Pershing, LLC on a fully disclosed basis.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years. Amortization of leasehold improvements, included with depreciation, is computed using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter.

## Note B – Commitment and Contingencies

The Company is obligated under a non-cancelable operating lease for office space, expiring in January 2012.

Minimum annual payments for rent under the terms of this lease are as follows:

| December 31, | |
|---|---|
| 2007 | $ 30,000 |
| 2008 | 31,500 |
| 2009 | 33,000 |
| 2010 | 34,500 |
| 2011 | 36,000 |
| | $ 165,000 |

**Note B – Commitment and Contingencies (continued)**

The Company uses Pershing, LLC to process its securities transactions and to provide custodial and other services. The Company pays a fee on a per transaction basis for securities transactions and interest on balances due to Pershing, LLC. At times, the Company has significant money balances on deposit with Pershing, LLC and with a commercial bank. Balances with the commercial bank are insured by the Federal Deposit Insurance Corporation up to $100,000, which at times, is below the Company's deposits.

**Note C – Subordinated Liabilities**

The Company has borrowed $205,945 from its stockholders under cash subordinated agreements maturing in 2007. The borrowings bear interest at 20%, payable annually.

The subordinated liabilities are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**Note D – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $500,060, which was $400,060 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.017 to 1.

**Note E – Employee Benefit Plans**

The Company has established a defined benefit pension plan covering all eligible employees. The Company's defined benefit pension plan defines a targeted retirement benefit for participants, which is funded by a required annual contribution based on an actuarial formula within the plan.

The Company also has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2006.

**Note F – Fair Value of Financial Instruments**

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

5 Passaic Avenue
te 200
field, NJ 07004
3/808-8801
x 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

The Northstar Group, Inc.
34 East Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of The Northstar Group, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

*The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2006, and this report does not affect our report thereon dated February 21, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2007

END